Exhibit 99.1

ASX/NASDAQ Release:

SYDNEY, March 20 2015

APPOINTMENT OF NEW NON EXECUTIVE DIRECTOR

•     MOKO APPOINTS MR LEO HINDERY, JR TO THE BOARD

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) has appointed Leo Hindery, Jr to the Company’s Board as a Non-Executive Director with effect from 1 April 2015.

Mr Hindery is Managing Partner of InterMedia Partners, a New York-based media industry private equity fund. From 2001 until October 2004, he was the founding Chairman and CEO of The YES Network, the regional television home of the New York Yankees, where he won five executive producer Emmys for outstanding programming.

Mr. Hindery was President and Chief Executive Officer of AT&T Broadband, which was formed out of the March 1999 merger of Tele-Communications, Inc. (TCI) into AT&T. Mr. Hindery was elected President of TCI and all of its affiliated companies, then the world’s largest cable television system operator and programming entity, in February 1997.

Mr Hindery, a member of the Cable Industry Hall of Fame, has been recognised as International Cable Executive of the Year, Cable Television Operator of the Year, and one of the cable industry’s “25 Most Influential Executives Over the Past 25 Years”.

Mr Hindery, a member of the Council on Foreign Relations, has a Master of Business Administration degree from Stanford University’s Graduate School of Business and is an under graduate of Seattle University.

“We are delighted that Leo has agreed to join the Board of MOKO,” said Greg McCann, MOKO’s Chairman. “His extensive U.S. and international media experience, notably including in the sports industry which is one of MOKO’s key targeted community groups, will be a valuable asset to the Company.”

“I view this opportunity as a great privilege,” said Mr Hindery. “MOKO has a sensitivity to communities of interest and consumers which fits perfectly with today’s dramatically evolving media industry. Social media, barely acknowledged just a decade ago, will very much define the next decade, and MOKO is brilliantly positioned to contribute to and benefit from this so-called ‘new world’ of media.”

For more information contact:

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.